[GERDAU S.A. LETTERHEAD]

VIA EDGAR

November 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:                    Geoff Kruczek

Office of Mergers & Acquisitions

Re:	Gerdau S.A.
Amendment No. 2 to Schedule TO-I filed by Gerdau S.A., Gerdau Ameristeel Corporation and Gerdau
Macsteel, Inc.
Filed November 12, 2013
File No. 005-58383

Dear Mr. Kruczek:

By letter dated November 15, 2013 (the “SEC Letter”), the staff of the Securities and Exchange Commission (the “Commission”) provided a comment on Amendment No. 2 to the Schedule TO-I (the “Schedule TO-I”) filed with the Commission by Gerdau S.A., Gerdau Ameristeel Corporation and Gerdau Macsteel, Inc. (collectively, the “Filing Persons”) on November 12, 2013.   This letter responds to such comment.

Item 12. Exhibits

1.                                      We note the response to the supplemental comment and revisions to Exhibit (a)(1)(x).

Without agreeing that your proposed course of action resolves the comment, we have determined not to pursue this issue further at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate. Please confirm that you do not intend to assert that an employee’s placement of the relevant check marks next to statements that they have “read and agree to the terms of” the Plan Document and the Grant Agreement operates as a disclaimer or waiver of rights by the employee.

Response:  The Filing Persons confirm that they do not intend to assert that an employee’s placement of the relevant check marks next to statements that they have “read and agree to the terms of” the Plan Document and the Grant Agreement operates as a disclaimer or waiver of rights by the employee under the federal securities laws.

Should you have any questions, please do not hesitate to contact David S. Felman or Roland S. Chase of our counsel Hill, Ward & Henderson, P.A. at (813) 221-3900.

GERDAU S.A.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Secretary

GERDAU AMERISTEEL CORPORATION

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary

GERDAU MACSTEEL, INC.

By:	/s/ Robert P. Wallace
Name: Robert P. Wallace
Title: Assistant Secretary